Exhibit 12.1
THE WALT DISNEY COMPANY
RATIO OF EARNINGS TO FIXED CHARGES
(AMOUNTS IN MILLIONS, EXCEPT RATIOS)

	Nine Months Ended		Fiscal Year Ended
	Jul. 1, 2017	Jul. 2, 2016	2016	2015	2014	2013	2012
EARNINGS
Income from continuing operations before income taxes	$11,094	$11,987	$14,868	$13,868	$12,246	$9,620	$9,260
Equity in the income of investees	(327)	(776)	(926)	(814)	(854)	(688)	(627)
Cash distributions received from equity investees	584	594	799	752	718	694	663
Interest expense, amortization of debt discounts and premiums on all indebtedness and amortization of capitalized interest	430	294	433	325	360	415	525
Imputed interest on operating leases (1)	215	209	282	286	294	292	288
TOTAL EARNINGS	$11,996	$12,308	$15,456	$14,417	$12,764	$10,333	$10,109

FIXED CHARGES
Interest expense and amortization of debt discounts and premiums on all indebtedness	$370	$235	$354	$265	$294	$349	$472
Capitalized interest	67	119	139	110	73	77	92
Imputed interest on operating leases (1)	215	209	282	286	294	292	288
TOTAL FIXED CHARGES	$652	$563	$775	$661	$661	$718	$852
RATIO OF EARNINGS TO FIXED CHARGES (2)	18.4	21.9	19.9	21.8	19.3	14.4	11.9

(1)	The portion of operating rental expense which management believes is representative of the interest component of rent expense.

(2)	The ratio does not adjust for interest on unrecognized tax benefits that are recorded as a component of income tax expense.